POLICYHOLDER
DISCLOSURE NOTICE OF
TERRORISM INSURANCE COVERAGE
(for policies with no terrorism exclusion or sublimit)
Insuring Company:

You are hereby notified that, under the Terrorism Risk Insurance Act (the "Act"), this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage. Beginning in 2016, the Federal share will be reduced by 1% per year until it reaches 80%, where it will remain.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a calendar year, the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a calendar year and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of your policy's annual premium that is attributable to insurance for such acts of terrorism is: $ **-0-.**

If you have any questions about this notice, please contact your agent or broker.

IMPORTANT NOTICE TO POLICYHOLDERS

All of the members of the Chubb Group of Insurance companies doing business in the United States (hereinafter "Chubb") distribute their products through licensed insurance brokers and agents ("producers"). Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

10-02-1295 (ed. 6/2007)

Important Notice:

The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb's ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

Form 14-02-12160 (ed. 7/2006)

Chubb Group of Insurance Companies

15 Mountain View Road, Warren, New Jersey 07059

DECLARATIONS
FINANCIAL INSTITUTION INVESTMENT
COMPANY ASSET PROTECTION BOND

NAME OF ASSURED (including its **Subsidiaries**):

MAINGATE MLP FUND, A SERIES OF MAINGATE TRUST
6075 POPLAR AVENUE SUITE 720
MEMPHIS, TN 38119

Bond Number: 82268500

FEDERAL INSURANCE COMPANY
Incorporated under the laws of Indiana
a stock insurance company herein called the COMPANY

Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1.   BOND PERIOD: from   12:01 a.m. on   March 15, 2016
                    to   12:01 a.m. on   March 15, 2017

ITEM 2.   LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. **There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.**

	INSURING CLAUSE	SINGLE LOSS LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
1.	Employee	$ 5,000,000	$ 75,000
2.	On Premises	$ 5,000,000	$ 75,000
3.	In Transit	$ 5,000,000	$ 75,000
4.	Forgery or Alteration	$ 5,000,000	$ 75,000
5.	Extended Forgery	$ 5,000,000	$ 75,000
6.	Counterfeit Money	$ 5,000,000	$ 75,000
7.	Threats to Person	$ 5,000,000	$ 75,000
8.	Computer System	$ 5,000,000	$ 75,000
9.	Voice Initiated Funds Transfer Instruction	$ 5,000,000	$ 75,000
10.	Uncollectible Items of Deposit	$ 25,000	$ 5,000
11.	Audit Expense	$ 25,000	$ 5,000

ITEM 3.   THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

14-02-9228	17-02-2335i	17-02-5602
17-02-0949	17-02-2367	17-02-6282
17-02-1582	17-02-2437	
17-02-1774	17-02-2976	

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

Maureen A. Brundage
Secretary

Paul J. Krump
President

Countersigned by _____   March 17, 2016 _____

_____
Authorized Representative

Effective date of
this endorsement/rider: March 15, 2016

FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 1

To be attached to and
form a part of Policy No. 82268500

Issued to: MAINGATE MLP FUND, A SERIES OF MAINGATE TRUST

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

_____
Authorized Representative

Endorsement No: 2

Bond Number: 82268500

NAME OF ASSURED: MAINGATE MLP FUND, A SERIES OF MAINGATE TRUST

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

Maingate MLP Fund, A Series of Maingate Trust
Maingate MLP Fund, A, I, C Series of Maingate Trusts

This Endorsement applies to loss discovered after 12:01 a.m. on March 15, 2016.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: March 17, 2016   By _____
                                              Authorized Representative

NAME OF ASSURED: MAINGATE MLP FUND, A SERIES OF MAINGATE TRUST

REVISE ITEM 2. ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 2. in its entirety on the DECLARATIONS and substituting the following:

ITEM 2. LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted. **There shall be no deductible applicable to any loss under INSURING CLAUSE 1 sustained by any Investment Company.**

INSURING CLAUSE	SINGLE LOSS LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
1. Employee	$ 5,000,000	$ 75,000
2. On Premises	$ 5,000,000	$ 75,000
3. In Transit	$ 5,000,000	$ 75,000
4. Forgery or Alteration	$ 5,000,000	$ 75,000
5. Extended Forgery	$ 5,000,000	$ 75,000
6. Counterfeit Money	$ 5,000,000	$ 75,000
7. Threats to Person	$ 5,000,000	$ 75,000
8. Computer System	$ 5,000,000	$ 75,000
9. Voice Initiated Funds Transfer Instruction	$ 5,000,000	$ 75,000
10. Uncollectible Items of Deposit	$ 25,000	$ 5,000
11. Audit Expense	$ 25,000	$ 5,000
12. Telefacsimile Instruction	$ 5,000,000	$ 75,000
13. Extended Computer Systems	$ 5,000,000	$ 75,000
14. Unauthorized Signature	$ 25,000	$ 5,000
15. Claims Expense	$ 25,000	$ 5,000

This Endorsement applies to loss discovered after 12:01 a.m. on March 15, 2016.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: March 17, 2016   By _____
                                                        Authorized Representative

FEDERAL INSURANCE COMPANY

Endorsement No.: 4

Bond Number: 82268500

NAME OF ASSURED: MAINGATE MLP FUND, A SERIES OF MAINGATE TRUST

TENNESSEE AMENDATORY ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By deleting exclusion e. in its entirety from Section 2., General Exclusions.

2.   By adding a new Section as follows:

I.   Damages

If a loss covered under any INSURING CLAUSE results in the ASSURED being held legally liable to compensate a third party for damages, the value of such loss shall include only the amount of such damages which are directly attributable to the loss.

This Endorsement applies to loss discovered after 12:01 a.m. on March 15, 2016.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: March 17, 2016   By _____
                                                                          Authorized Representative

ICAP Bond
Form 17-02-1774 (Ed. 10-00)

FEDERAL INSURANCE COMPANY

Endorsement No.: 5

Bond Number: 82268500

NAME OF ASSURED: MAINGATE MLP FUND, A SERIES OF MAINGATE TRUST

AMENDING DEFINITION OF EMPLOYEE-FORMER EMPLOYEES ENDORSEMENT

It is agreed that this Bond is amended by adding to the definition of **Employee** in Section 1., Definitions, the following:

(10)   a natural person who resigns, retires or is terminated from the service of the ASSURED during the BOND PERIOD provided that this applies:

   a.   for a period of sixty (60) days subsequent to such resignation, retirement or termination but not beyond the date of expiration or termination of the Bond; and

   b.   if such resignation, retirement or termination has not arisen from or in connection with the discovery by the ASSURED of any actual or alleged dishonest, fraudulent or criminal act(s) of such person.

This Endorsement applies to loss discovered after 12:01 a.m. on March 15, 2016.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: March 17, 2016   By _____
                                                                          Authorized Representative

ICAP Bond
Form 17-02-2335 (Ed. 10-00)

FEDERAL INSURANCE COMPANY

Endorsement No.: 6

Bond Number: 82268500

NAME OF ASSURED: MAINGATE MLP FUND, A SERIES OF MAINGATE TRUST

TELEFACSIMILE INSTRUCTION FRAUD ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following INSURING CLAUSE:

    12.   Telefacsimile Instruction

        Loss resulting directly from the ASSURED having transferred, paid or delivered any funds or other **Property** or established any credit, debited any account or given any value on the faith of any fraudulent instructions sent by a **Customer**, financial institution or another office of the ASSURED by **Telefacsimile** directly to the ASSURED authorizing or acknowledging the transfer, payment or delivery of funds or **Property** or the establishment of a credit or the debiting of an account or the giving of value by the ASSURED where such **Telefacsimile** instructions:

        a.   bear a valid test key exchanged between the ASSURED and a **Customer** or another financial institution with authority to use such test key for **Telefacsimile** instructions in the ordinary course of business, but which test key has been wrongfully obtained by a person who was not authorized to initiate, make, validate or authenticate a test key arrangement, and

        b.   fraudulently purport to have been sent by such **Customer** or financial institution when such **Telefacsimile** instructions were transmitted without the knowledge or consent of such **Customer** or financial institution by a person other than such **Customer** or financial institution and which bear a **Forgery** of a signature, provided that the **Telefacsimile** instruction was verified by a direct call back to an employee of the financial institution, or a person thought by the ASSURED to be the **Customer**, or an employee of another financial institution.

2.   By deleting from Section 1., Definitions, the definition of **Customer** in its entirety, and substituting the following:

    d.   **Customer** means an individual, corporate, partnership, trust customer, shareholder or subscriber of an Investment Company which has a written agreement with the ASSURED for **Voice Initiated Funds Transfer Instruction** or **Telefacsimile** Instruction.

3. By adding to Section 1., Definitions, the following:

r. **Telefacsimile** means a system of transmitting written documents by electronic signals over telephone lines to equipment maintained by the ASSURED for the purpose of reproducing a copy of said document. **Telefacsimile** does not mean electronic communication sent by Telex or similar means of communication, or through an electronic communication system or through an automated clearing house.

4. By adding to Section 3., Specific Exclusions Applicable to All Insuring Clauses Except Insuring Clause 1. the following:

s. loss resulting directly or indirectly from **Telefacsimile** instructions provided, however, this exclusion shall not apply to this INSURING CLAUSE.

This Endorsement applies to loss discovered after 12:01 a.m. on March 15, 2016.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: March 17, 2016   By _____
                                              Authorized Representative

Effective date of
this endorsement/rider: March 15, 2016

FEDERAL INSURANCE COMPANY

Endorsement/Rider No.   7

To be attached to and
form a part of Bond No.   82268500

Issued to: MAINGATE MLP FUND, A SERIES OF MAINGATE TRUST

DELETING VALUATION-OTHER PROPERTY AND AMENDING CHANGE OR MODIFICATION ENDORSEMENT

In consideration of the premium charged, it is agreed that this Bond is amended as follows:

1.   The paragraph titled Other Property in Section 9, Valuation, is deleted in its entirety.

2.   The third paragraph in Section 16, Change or Modification, is deleted in its entirety and replaced with the following:

    If this Bond is for a joint ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured **Investment Companies** and the Securities and Exchange Commission, Washington, D.C., by the COMPANY.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

_____
Authorized Representative

NAME OF ASSURED: MAINGATE MLP FUND, A SERIES OF MAINGATE TRUST

EXTENDED COMPUTER SYSTEMS ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following INSURING CLAUSE:

13.   Extended Computer Systems

A.   Electronic Data, Electronic Media, Electronic Instruction

Loss resulting directly from:

(1)   the fraudulent modification of **Electronic Data, Electronic Media** or **Electronic Instruction** being stored within or being run within any system covered under this INSURING CLAUSE,

(2)   robbery, burglary, larceny or theft of **Electronic Data, Electronic Media** or **Electronic Instructions**,

(3)   the acts of a hacker causing damage or destruction of **Electronic Data, Electronic Media** or **Electronic Instruction** owned by the ASSURED or for which the ASSURED is legally liable, while stored within a **Computer System** covered under this INSURING CLAUSE, or

(4)   the damage or destruction of **Electronic Data, Electronic Media** or **Electronic Instruction** owned by the ASSURED or for which the ASSURED is legally liable while stored within a **Computer System** covered under INSURING CLAUSE 13, provided such damage or destruction was caused by a computer program or similar instruction which was written or altered to intentionally incorporate a hidden instruction designed to damage or destroy **Electronic Data, Electronic Media,** or **Electronic Instruction** in the **Computer System** in which the computer program or instruction so written or so altered is used.

B. Electronic Communication

Loss resulting directly from the ASSURED having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value on the faith of any electronic communications directed to the ASSURED, which were transmitted or appear to have been transmitted through:

(1) an **Electronic Communication System**,

(2) an automated clearing house or custodian, or

(3) a Telex, TWX, or similar means of communication,

directly into the ASSURED'S **Computer System** or **Communication Terminal**, and fraudulently purport to have been sent by a customer, automated clearing house, custodian, or financial institution, but which communications were either not sent by said customer, automated clearing house, custodian, or financial institution, or were fraudulently modified during physical transit of **Electronic Media** to the ASSURED or during electronic transmission to the ASSURED'S **Computer System** or **Communication Terminal**.

C. Electronic Transmission

Loss resulting directly from a customer of the ASSURED, any automated clearing house, custodian, or financial institution having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value on the faith of any electronic communications, purporting to have been directed by the ASSURED to such customer, automated clearing house, custodian, or financial institution initiating, authorizing, or acknowledging, the transfer, payment, delivery or receipt of funds or property, which communications were transmitted through:

(1) an **Electronic Communication System**,

(2) an automated clearing house or custodian, or

(3) a Telex, TWX, or similar means of communication,

directly into a **Computer System** or **Communication Terminal** of said customer, automated clearing house, custodian, or financial institution, and fraudulently purport to have been directed by the ASSURED, but which communications were either not sent by the ASSURED, or were fraudulently modified during physical transit of **Electronic Media** from the ASSURED or during electronic transmission from the ASSURED'S **Computer System** or **Communication Terminal**, and for which loss the ASSURED is held to be legally liable.

2. By adding to Section 1., Definitions, the following:

   t. **Communication Terminal** means a teletype, teleprinter or video display terminal, or similar device capable of sending or receiving information electronically. **Communication Terminal** does not mean a telephone.

   u. **Electronic Communication System** means electronic communication operations by Fedwire, Clearing House Interbank Payment System (CHIPS), Society of Worldwide International Financial Telecommunication (SWIFT), similar automated interbank communication systems, and Internet access facilities.

   v. **Electronic Data** means facts or information converted to a form usable in **Computer Systems** and which is stored on **Electronic Media** for use by computer programs.

   w. **Electronic Instruction** means computer programs converted to a form usable in a **Computer System** to act upon **Electronic Data**.

   x. **Electronic Media** means the magnetic tape, magnetic disk, optical disk, or any other bulk media on which data is recorded.

3. By adding the following Section after Section 4., Specific Exclusions-Applicable to All INSURING CLAUSES except 1., 4., and 5.:

   Section 4.A. Specific Exclusions-Applicable to INSURING CLAUSE 13

   This Bond does not directly or indirectly cover:

   a. loss resulting directly or indirectly from **Forged**, altered or fraudulent negotiable instruments, securities, documents or written instruments used as source documentation in the preparation of **Electronic Data**;

   b. loss of negotiable instruments, securities, documents or written instruments except as converted to **Electronic Data** and then only in that converted form;

   c. loss resulting from mechanical failure, faulty construction, error in design, latent defect, wear or tear, gradual deterioration, electrical disturbance, **Electronic Media** failure or breakdown or any malfunction or error in programming or error or omission in processing;

   d. loss resulting directly or indirectly from the input of **Electronic Data** at an authorized electronic terminal of an **Electronic Funds Transfer System** or a **Customer Communication System** by a person who had authorized access from a customer to that customer's authentication mechanism; or

   e. liability assumed by the ASSURED by agreement under any contract, unless such liability would have attached to the ASSURED even in the absence of such agreement; or

   f. loss resulting directly or indirectly from:

      (1) written instruction unless covered under this INSURING CLAUSE; or

      (2) instruction by voice over the telephone, unless covered under this INSURING CLAUSE.

4.   By adding to Section 9., Valuation, the following:

Electronic Data, Electronic Media, Or Electronic Instruction

In case of loss of, or damage to, **Electronic Data, Electronic Media** or **Electronic Instruction** used by the ASSURED in its business, the COMPANY shall be liable under this Bond only if such items are actually reproduced form other **Electronic Data, Electronic Media** or **Electronic Instruction** of the same kind or quality and then for not more than the cost of the blank media and/or the cost of labor for the actual transcription or copying of data which shall have been furnished by the ASSURED in order to reproduce such **Electronic Data, Electronic Media** or **Electronic Instruction** subject to the applicable SINGLE LOSS LIMIT OF LIABILITY.

However, if such **Electronic Data** can not be reproduced and said **Electronic Data** represents **Securities** or financial instruments having a value, then the loss will be valued as indicated in the SECURITIES and OTHER PROPERTY paragraphs of this Section.

This Endorsement applies to loss discovered after 12:01 a.m. on March 15, 2016.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: March 17, 2016   By _____
                                                              Authorized Representative

NAME OF ASSURED: MAINGATE MLP FUND, A SERIES OF MAINGATE TRUST

UNAUTHORIZED SIGNATURE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following INSURING CLAUSE:

14.   Unauthorized Signature

Loss resulting directly from the ASSURED having accepted, paid or cashed any check or **Withdrawal Order** made or drawn on or against the account of the ASSURED'S customer which bears the signature or endorsement of one other than a person whose name and signature is on file with the ASSURED as a signatory on such account.

It shall be a condition precedent to the ASSURED'S right of recovery under this INSURING CLAUSE that the ASSURED shall have on file signatures of all the persons who are signatories on such account.

2.   By adding to Section 1., Definitions, the following:

y.   **Instruction** means a written order to the issuer of an **Uncertificated Security** requesting that the transfer, pledge or release from pledge of the specified **Uncertificated Security** be registered.

z.   **Uncertificated Security** means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1)   not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer, and

(2)   of a type commonly dealt in on securities exchanges or markets, and

(3)   either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

z.   **Withdrawal Order** means a non-negotiable instrument, other than an **Instruction**, signed by a customer of the ASSURED authorizing the ASSURED to debit the customer's account in the amount of funds stated therein.

This Endorsement applies to loss discovered after 12:01 a.m. on March 15, 2016.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: March 17, 2016   By _____
                                                        Authorized Representative

FEDERAL INSURANCE COMPANY

Endorsement No.:   10

Bond Number: 82268500

NAME OF ASSURED: MAINGATE MLP FUND, A SERIES OF MAINGATE TRUST

CLAIMS EXPENSE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following INSURING CLAUSE:

   15.   Claims Expense

      Reasonable expense incurred by the ASSURED, solely for independent firms or individuals to determine the amount of loss where:

      (1)   the loss is covered under the Bond, and

      (2)   the loss is in excess of the applicable DEDUCTIBLE AMOUNT.

2.   Under General Exclusions-Applicable To All Insuring Clauses, Section 2.f. does not apply to loss covered under this INSURING CLAUSE.

This Endorsement applies to loss discovered after 12:01 a.m. on March 15, 2016.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: March 17, 2016   By _____
                                              Authorized Representative

ICAP Bond
Form 17-02-6282 (Ed. 11-04)

Consideration and Approval of Fidelity Bond and Fidelity Bond Agreement

RESOLVED, that the form, terms and provisions of the Fidelity Bond issued by Chubb Insurance Company (the "Fidelity Bond") naming the Trust and the MainGate MLP Fund (the "Fund") as insured parties (the "Insured Parties"), in substantially the form discussed at this Meeting, with such changes as may be deemed necessary by the officers of the Trust and/or Independent Trustee Darrison Wharton, or upon the advice of counsel, be and hereby are, approved by the full Board of Trustees and by a vote of a majority of the Independent Trustees, voting separately.

RESOLVED, that the Fidelity Bond with respect to the Fund as discussed by the Board at this Meeting is hereby determined to be reasonable, giving due consideration to the value of the aggregate assets of the Fund to which covered persons may be given access, the type and terms of the arrangement made for the custody and safekeeping of such assets, the nature of the securities in the Fund's portfolio, the number of other Insured Parties, the amount of coverage that the Fund will be required to provide and maintain individually, the total amount of coverage and the aggregate premiums under the Fidelity Bond, and the allocation of such premiums among the Insured Parties, by the full Board of Trustees, and by a vote of a majority of the Independent Trustees, voting separately.

RESOLVED, that the form, terms and provisions of the Fidelity Bond Agreement by and among the Insured Parties for the purpose of allocating recoveries under the Fidelity Bond in compliance with Rule 17g-1 under the Investment Company Act of 1940, as amended, (the "1940 Act"), in substantially the form presented at the Meeting, subject to such changes as may be deemed necessary by the officers of the Trust, upon the advice of counsel, be, and hereby are, approved by the full Board of Trustees, and by a vote of a majority of Independent Trustees, voting separately.

RESOLVED, that the Secretary of the Trust or his/her designee be, and each of them hereby is, authorized, empowered and directed to make the filings and give the notices required by Rule 17g-1 under the 1940 Act, and to make any other filings necessary or advisable in connection with the Fidelity Bond and to take all actions deemed necessary or advisable to carry out the intent of the foregoing resolutions.

RESOLVED, that the portion of the premium to be paid by the Fund, in respect of the Fidelity Bond, taking all relevant factors into consideration including, but not limited to, the number of the other parties named as insured, the nature of the business activities of such other parties, the amount of the joint insured bond, and the amount of the premium for such bond, the ratable allocation of the premium among all parties named as insureds, and the relationship of the share of the premium allocated to the Fund to the premium such Fund would have had to pay if it had provided and maintained a single insured bond, be and it hereby is, approved by the full Board of Trustees, and by a vote of a majority of the Independent Trustees, voting separately.

Premium Statement

The premium of $25,127 for the fidelity bond of the MainGate MLP Fund has been paid for the period of March 15, 2016 to March 15, 2017.